                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)
          (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

          ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM __________ TO __________

                       COMMISSION FILE NUMBER     0-12406

                              IMMUNEX CORPORATION
                      PROFIT SHARING 401(k) PLAN AND TRUST
                            (FULL TITLE OF THE PLAN)

                              IMMUNEX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              51 UNIVERSITY STREET
                               SEATTLE, WA 98101
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                Financial Statements and Supplemental Schedules

                       December 31, 1996, 1995, and 1994



                                    CONTENTS

Report of Ernst & Young LLP, Independent Auditors............   1

Audited Financial Statements

Statements of Assets Available for Benefits..................   2
Statements of Changes in Assets Available for Benefits.......   3
Notes to Financial Statements................................   4

Supplemental Schedules

Line 27a  Schedule of Assets Held for Investment Purposes....   18
Line 27d  Schedule of Reportable Transactions................   19

               Report of Ernst & Young LLP, Independent Auditors

The Administrative Committee
Immunex Corporation
Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of assets available for benefits as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, assets available for the benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and of reportable transactions for the year then ended are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended DecemberE31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

The information in the schedule of assets held for investment and certified by Charles Schwab does not disclose the historical cost of investments. Also, the information presented in the schedule of reportable transactions and certified by BNY Western Trust Company and Charles Schwab uses revalued cost to calculate gains and losses on investment sales instead of using historical costs. Disclosure of historical cost information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


November 21, 1997
Seattle, Washington

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                  Statements of Assets Available for Benefits


                                                                                      DECEMBER 31
                                                                               1996                1995
                                                                    ----------------------------------------
Assets
Investments, at fair value (Note 3):
 Cash and cash equivalents                                                   $   554,457         $   123,553
 Mutual funds                                                                 30,137,388          18,675,812
 Common stock                                                                          -           1,868,234
 Common stock  Immunex Corporation                                               141,082                   -
 Certificates of annuity                                                               -              89,445
 Corporate debt                                                                        -           1,959,642
 Government debt                                                                       -              99,930
 Participant loans                                                               542,163             454,543
                                                                    ----------------------------------------
Total investments                                                             31,375,090          23,271,159

Receivables:
 Employee contributions                                                          101,595             197,947
 Employer contributions                                                           32,824              76,306
 Accrued income on investments                                                     1,050              46,435
                                                                    ----------------------------------------
Assets available for benefits                                                $31,510,559         $23,591,847
                                                                    ========================================



See accompanying notes.

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

             Statements of Changes in Assets Available for Benefits


                                                                        Year Ended December 31
                                                            1996                1995                 1994
                                                   ------------------------------------------------------------
Additions
Investment income:
 Interest                                                   $   164,375         $   194,563         $   190,796
 Dividends                                                    1,506,556             978,729             161,563
 Net realized and unrealized appreciation
  (depreciation)                                              3,091,966           4,123,905            (407,856)
                                                   ------------------------------------------------------------
Total investment income (loss)                                4,762,897           5,297,197             (55,497)
Contributions:
 Employer                                                     1,647,685           1,380,346           1,404,050
 Participants                                                 3,652,373           3,012,402           2,934,182
 Rollover                                                       439,870             196,401             197,986
                                                   ------------------------------------------------------------
Total contributions                                           5,739,928           4,589,149           4,536,218
                                                   ------------------------------------------------------------
Total additions                                              10,502,825           9,886,346           4,480,721
DEDUCTIONS
Benefits paid to participants                                 2,565,482           1,842,981             606,687
Administrative expenses                                          18,631              29,769              30,896
                                                   ------------------------------------------------------------
Total deductions                                              2,584,113           1,872,750             637,583
                                                   ------------------------------------------------------------

Net increase in assets available for benefits                 7,918,712           8,013,596           3,843,138
Assets available for benefits:
 Beginning of year                                           23,591,847          15,578,251          11,735,113
                                                   ------------------------------------------------------------
 End of year                                                $31,510,559         $23,591,847         $15,578,251
                                                   ============================================================




See accompanying notes.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

                         Notes to Financial Statements

                               December 31, 1996


1.  Description of the Plan

The following description of the Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established on January 1, 1987 to encourage long-term savings by employees and to supplement retirement income. The Plan is a defined contribution profit-sharing plan. All full-time, salaried employees of the Company and its wholly owned subsidiaries are eligible to enroll in the Plan on January 1 and July 1 following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets in the statement of assets available for benefits and the additions and deductions in the statement of changes in assets available for benefits, as well as the amounts disclosed in the financial statement footnotes. Actual results could differ from those estimates.

CONTRIBUTIONS

Participants may contribute from 1% to 15% of their compensation, tax-deferred, through payroll deductions to the Plan, up to the calendar year limit imposed by the Internal Revenue Service. Participants may also contribute to the Plan amounts previously contributed to another qualified plan.

The Company matches 100% on the first 2% of deferrals and 50% on the next 4% of deferrals for employees with under five years of service. Employees with five or more years of service receive a Company match of 100% on the first 2% of deferrals and 75% on the next 4% of deferrals. Additional amounts may be contributed at the option of the Company's Board of Directors, but they shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses Allocations are based on participant account balances, as defined in the Plan document.

VESTING

Participant contributions and actual earnings thereon are 100% vested immediately. Employer contributions vest at the rate of 20% per year of service commencing with the first year of service.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. The nonvested portion of account balances is subject to forfeiture. Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. At December 31, 1996 and 1995, $15,875 and $13,469, respectively, of nonvested Company matching contributions were netted against the contribution receivable to be received from the Company.

HARDSHIP WITHDRAWALS

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Internal Revenue Code (IRC) with the approval of the Plan administrator.

PARTICIPANT LOANS

Participants may borrow from the Plan, up to 50% of their vested account balance, as limited by Section 72(P)(2) of the IRC. Such loans are secured by their account balances. Loans terms range from eight months to ten years. Interest is accrued at the prime rate of interest plus two percentage points.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

1.  DESCRIPTION OF THE PLAN (CONTINUED)

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan for the years ended December 31, 1996, 1995, and 1994 were $88,172, $38,383, and $69,643, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

2.  DESCRIPTION OF INVESTMENTS

Investments are stated at quoted market value. Purchases and sales of investments are recorded on the trade dates with realized gains and losses based on the average cost of the investments.

Cash equivalents consist of highly liquid, short-term investments with purchased maturity dates of less than three months.

Participants may invest in one or more of the following funds:

Schwab Institutional Advantage Money Market Fund The Schwab Institutional Advantage Money Market Fund consists primarily of bank certificates of deposit; commercial paper rated in the top two rating categories by any nationally recognized statistical rating organization; obligations of, or guaranteed by, the U.S. or Canadian governments, their agencies or instrumentalities; and repurchase agreements involving obligations that are suitable for investment under the preceding categories. The primary objective of this fund is maximum current income consistent with liquidity and stability of capital.

Fidelity Growth and Income Fund The Growth and Income Fund consists of a portfolio of high-yield securities. Investments primarily consist of equity securities; however, they may also include any combination of common stock, preferred stock, and fixed-income securities.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

2.  DESCRIPTION OF INVESTMENTS (CONTINUED)

PIMCO Total Return Fund - The PIMCO Total Return Fund consists primarily of debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities, but may also include securities denominated in foreign currencies. The primary objective of this fund is to seek total return consistent with preservation of capital.

Dodge and Cox Balanced Fund - The Dodge and Cox Balanced Fund consists primarily of common stocks and convertible securities but may also include investment-grade, fixed-income securities. The primary objective of this fund is to seek income, conservation of principal, and long-term growth of principal and income.

Crabbe Huson Core Equity Fund - The Crabbe Huson Core Equity Fund consists of a portfolio of common stocks that are widely and actively traded and foreign securities. The primary objective of this fund is to seek long-term capital appreciation and the preservation of capital.

Rainier Small/Mid Capital Equity Fund - The Rainier Small/Mid Capital Equity Fund consists primarily of equities issued by companies with market capitalizations between $50 million and $5 billion. The primary objective of this fund is to seek long-term capital appreciation.

EuroPacific Growth Fund - The EuroPacific Growth Fund consists primarily of equity securities of issuers domiciled in Europe or the Pacific Basin. The primary objective of this fund is to seek long-term growth of capital.

Immunex Corporation Common Stock Fund - The Immunex Corporation Common Stock Fund invests primarily in the common stock of Immunex Corporation. It is an equity investment alternative with a growth objective which allows the participant to invest in and own common stock of Immunex Corporation.

Participant loans - Participant loans consist of the principal balance of loans outstanding to the Plan participants.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

3.  INVESTMENTS

The fair value of investments that represent 5% or more of the Plan's assets available for benefits at December 31 are as follows:

                                                                             1996                 1995
                                                                    -----------------------------------------
Dodge & Cox Balanced Fund                                                    $ 2,529,578   $                -
Crabbe Huson Core Equity Fund                                                  4,165,279                    -
Rainier Small/Mid Cap Equity Fund                                              6,575,910                    -
EuroPacific Growth Fund                                                        3,022,015                    -
Fidelity Growth and Income Fund                                               13,643,757           12,888,169
Janus Fund                                                                             -            3,788,752
Invesco Strategic Health Sciences Fund                                                 -            1,998,891

During the years ended December 31, 1996, 1995, and 1994, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                                                NET
                                                                             APPRECIATION
                                                                            (DEPRECIATION)
                                                                              FAIR VALUE
                                                                               DURING THE        FAIR VALUE
                                                                                 YEAR            AT YEAR END
DECEMBER 31, 1996                                                      ----------------------------------------
-----------------

Investments at fair value as determined by quoted
 market price:
  Cash and cash equivalents                                            $                -         $   554,457
  Mutual funds                                                                  3,050,698          30,137,388
  Common stock  Immunex Corporation                                                41,268             141,082
                                                                       --------------------------------------
                                                                                3,091,966          30,832,927
Investments at estimated fair value  participant loans                                  -             542,163
                                                                       --------------------------------------
                                                                               $3,091,966         $31,375,090
                                                                       ======================================

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

3.  INVESTMENTS (CONTINUED)

                                                                        NET APPRECIATION
                                                                       (DEPRECIATION)FAIR
                                                                        VALUE DURING THE           FAIR VALUE
DECEMBER 31, 1995                                                             YEAR                 AT YEAR END
-----------------                                                       --------------------------------------
Investments at fair value as determined by quoted
 market price:
  Cash and cash equivalents                                                    $    5,560          $   123,553
  Certificates of annuity                                                           4,472               89,445
  Mutual funds                                                                  3,602,433           18,675,812
  Common stock                                                                    302,943            1,868,234
  Corporate debt                                                                  192,241            1,959,642
  Government debt                                                                  16,256               99,930
                                                                        --------------------------------------
                                                                                4,123,905           22,816,616
Investments at estimated fair value  participant loans                                 -               454,543
                                                                        --------------------------------------
                                                                               $4,123,905          $23,271,159
                                                                        ======================================
DECEMBER 31, 1994
-----------------
Investments at fair value as determined by quoted
 market price:
  Cash and cash equivalents                                                    $   22,240          $   494,254
  Certificates of annuity                                                           4,258               85,152
  Mutual funds                                                                    (50,083)          10,990,705
  Common stock                                                                   (194,908)           1,595,564
  Corporate debt                                                                 (177,384)           1,853,855
  Government debt                                                                 (11,979)              97,375
                                                                        --------------------------------------
                                                                                 (407,856)          15,116,905
Investments at estimated fair value  participant loans                                  -              296,937
                                                                        --------------------------------------
                                                                               $ (407,856)         $15,413,842
                                                                        ======================================

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

4.  WITHDRAWALS PAYABLE

Certain former participants elected to withdraw from the Plan prior to December 31, 1996 and 1995; however, they did not receive their benefits until subsequent to each respective Plan year. Assets held in these former participant's accounts are included in Plan assets and totaled $228,326 and $511,111 at December 31, 1996 and 1995, respectively. These amounts are properly shown as a liability on Form 5500 and represent adjustments to the benefits paid to participants.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

5.  ASSETS AVAILABLE FOR BENEFITS BY FUND

Assets available for benefits by fund are as follows:

                                              SCHWAB                                                CRABBE        RAINIER
                                            INST. ADV.     FIDELITY       PIMCO       DODGE &        HUSON       SMALL/MID
                                 SCHWAB       MONEY       GROWTH AND      TOTAL         COX          CORE         CAPITAL
DECEMBER 31, 1996                 CASH        MARKET        INCOME       RETURN      BALANCED       EQUITY        EQUITY
                             ----------------------------------------------------------------------------------------------
Assets
Investments at market value:
 Cash and cash equivalents      $ 28,052      $526,396   $          -   $       -   $         -   $         -   $         -
 Mutual funds                          -             -     13,643,757     200,849     2,529,578     4,165,279     6,575,910
 Common stock - Immunex                -             -              -           -             -             -             -
  Corporation                          -             -              -           -             -             -             -
 Participant loans                     -             -              -           -             -             -             -
                                -------------------------------------------------------------------------------------------
Total investments                 28,052       526,396     13,643,757     200,849     2,529,578     4,165,279     6,575,910
Receivables:
 Employee contributions                -           282         37,648       1,686         7,199        16,357        27,063
 Employer contributions          (11,841)          687         14,476         799         1,313         6,619        14,061
 Accrued income on
  investments                          -             -              -       1,050             -             -             -
                                -------------------------------------------------------------------------------------------
Assets available for benefits   $ 16,211      $527,365    $13,695,881    $204,384    $2,538,090    $4,188,255    $6,617,034
                                ===========================================================================================



                                                     IMMUNEX
                                EUROPACIFIC          COMMON        PARTICIPANT
DECEMBER 31, 1996                 GROWTH             STOCK           LOANS           TOTAL
                                ---------------------------------------------------------------
Assets
Investments at market value:
 Cash and cash equivalents      $         -       $        9        $        -     $    554,457
 Mutual funds                     3,022,015                -                 -       30,137,388
 Common stock - Immunex                   -
  Corporation                             -          141,082                 -          141,082
 Participant loans                        -                -           542,163          542,163
                                ---------------------------------------------------------------
Total investments                 3,022,015          141,091           542,163       31,375,090
Receivables:
 Employee contributions              17,456            1,757            (7,853)         101,595
 Employer contributions               6,006              704                 -           32,824
 Accrued income on
  investments                             -                -                 -            1,050
                                ---------------------------------------------------------------
Assets available for benefits   $ 3,045,477       $  143,552        $  534,310     $ 31,510,559
                                ===============================================================

           IMMUNEX CORPORATION PROFIT SHARING 401(k) PLAN AND TRUST

5.  ASSETS AVAILABLE FOR BENEFITS BY FUND (CONTINUED)

                                     INVESCO
                                     STRATEGIC      FIDELITY
                                     HEALTH        GROWTH AND                 BALANCED      PRINCIPAL       PARTICIPANT
DECEMBER 31, 1995                    SCIENCES       INCOME         JANUS      PORTFOLIO    PRESERVATION       LOANS        TOTAL
                                     ----------------------------------------------------------------------------------------------
Assets
Investments at market value:
 Cash and cash equivalents           $    1,429    $     7,079    $    2,494    $   85,794    $   26,757     $      -   $   123,553
 Certificates of annuity                      -              -             -             -        89,445            -        89,445
 Mutual funds                         1,998,891     12,888,169     3,788,752             -             -            -    18,675,812
 Corporate stock-common                       -              -             -     1,868,234             -            -     1,868,234
 Corporate debt-long-term                     -              -             -     1,070,443       889,199            -     1,959,642
 Government debt                              -              -             -        99,930             -            -        99,930
 Participant loans                            -              -             -             -             -      454,543       454,543
                                     ----------------------------------------------------------------------------------------------
Total investments                     2,000,320     12,895,248     3,791,246     3,124,401     1,005,401      454,543    23,271,159

Receivables:
 Employee contributions                  20,972        103,747        43,351        21,401         8,476            -       197,947
 Employer contributions                   7,326         41,606        14,688         9,105         3,581            -        76,306
 Accrued income on investments               57            288           106        25,672        20,312            -        46,435
                                     ----------------------------------------------------------------------------------------------
Assets available for benefits        $2,028,675    $13,040,889    $3,849,391    $3,180,579    $1,037,770     $454,543   $23,591,847
                                     ==============================================================================================

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

6.  CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND

                                   INVESCO
                                  STRATEGIC       FIDELITY                                                              IMMUNEX
   YEAR ENDED                       HEALTH       GROWTH AND                      BALANCED        PRINCIPAL      SCHWAB   COMMON
DECEMBER 31, 1996                  SCIENCES        INCOME         JANUS          PORTFOLIO      PRESERVATION     CASH    STOCK
                                 --------------------------------------------------------------------------------------------------
ADDITIONS
Investment income:
 Interest                        $    2,255     $    13,328    $     3,825    $    46,824     $    34,206     $ 4,103   $        -
 Dividends                                -         688,327              -         13,598               -           -            -
 Net realized and unrealized
  appreciation(depreciation)        128,766       1,661,788        414,956        166,968         (20,105)          -       41,268
                                ----------------------------------------------------------------------------------------------------
 Total investment income            131,021       2,363,443        418,781        227,390          14,101       4,103       41,268

Contributions:
 Employer                           123,733         749,688        203,030        102,842          28,989           -       11,301
 Participant                        271,681       1,619,107        442,649        203,379          58,273           -       25,596
 Rollover                            55,234         145,775         54,111         33,166           9,927      12,108          111
                                ----------------------------------------------------------------------------------------------------
Total contributions                 450,648       2,514,570        699,790        339,387          97,189      12,108       37,008
                                ----------------------------------------------------------------------------------------------------
Total additions                     581,669       4,878,013      1,118,571        566,777         111,290      16,211       78,276

DEDUCTIONS
Benefits paid to participants      (145,804)     (1,294,551)      (333,557)      (206,691)       (108,820)          -         (183)
Administrative expenses                   -            (559)             -        (16,313)         (1,268)          -            -
                                ----------------------------------------------------------------------------------------------------
Total deductions                   (145,804)     (1,295,110)      (333,557)      (223,004)       (110,088)          0         (183)

Net transfers (to) from
 other funds                     (2,464,540)     (2,927,911)    (4,634,405)    (3,524,352)     (1,038,972)          -       65,459
                                ----------------------------------------------------------------------------------------------------
Increase (decrease) in assets
  available for benefits         (2,028,675)        654,992     (3,849,391)    (3,180,579)     (1,037,770)     16,211      143,552

Assets available for benefits:
 Beginning of year                2,028,675      13,040,889      3,849,391      3,180,579       1,037,770           -            -
                                ----------------------------------------------------------------------------------------------------
 End of year                    $         0     $13,695,881    $         0    $         0     $         0     $16,211     $143,552
                                ====================================================================================================

 SCHWAB                                         CRABBE          RANIER
INST. ADV.       PIMCO           DODGE &        HUSON          SMALL/MID         EURO
  MONEY          TOTAL            COX            CORE           CAPITAL         PACIFIC      PARTICIPANT
 MARKET         RETURN          BALANCED        EQUITY          EQUITY          GROWTH          LOANS       TOTAL
------------------------------------------------------------------------------------------------------------------------
$  14,680       $      -       $        -      $        -       $        -        $        -    $    45,154   $    164,375
        -          5,619           67,424         325,184          323,749            82,655              -      1,506,556
        -          5,350          141,341         (37,662)         461,470           127,826              -      3,091,966
---------------------------------------------------------------------------------------------------------------------------
   14,460         10,969          208,765         287,522          785,219           210,481         45,154      4,762,897
  (34,000)        10,294           47,068         109,952          191,017           103,771              -      1,647,685
   20,531         19,196          103,990         238,869          420,080           229,022              -      3,652,373
        -          3,488            7,974          39,021           52,708            26,247              -        439,870
---------------------------------------------------------------------------------------------------------------------------
  (13,469)        32,978          159,032         387,842          663,805           359,040              0      5,739,928
---------------------------------------------------------------------------------------------------------------------------
    1,211         43,947          367,797         675,364        1,449,024           569,521         45,154     10,502,825
  (21,674)             0          (64,052)       (243,877)        (109,938)             (814)       (35,521)    (2,565,482)
        -              -              (44)           (123)            (268)              (56)             -        (18,631)
----------------------------------------------------------------------------------------------------------------------------
  (21,674)             0          (64,096)       (244,000)        (110,206)             (870)       (35,521)    (2,584,113)
  547,828        160,437        2,234,389       3,756,891        5,278,216         2,476,826         70,134              0
----------------------------------------------------------------------------------------------------------------------------
  527,365        204,384        2,538,090       4,188,255        6,617,034         3,045,477         79,767      7,918,712
        -              -                -               -                -                 -        454,543     23,591,847
----------------------------------------------------------------------------------------------------------------------------
$ 527,365       $204,384       $2,538,090      $4,188,255       $6,617,034       $ 3,045,477    $   534,310   $ 31,510,559
============================================================================================================================

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

6.  CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND (CONTINUED)

                               INVESTCO
                               STRATEGIC         FIDELITY
YEAR ENDED                      HEALTH          GROWTH AND                  BALANCED      PRINCIPAL      PARTICIPANT
DECEMBER 31, 1995              SCIENCES          INCOME        JANUS       PORTFOLIO     PRESERVATION       LOANS       TOTAL
                             ---------------------------------------------------------------------------------------------------
Additions
Investment income:
 Interest                      $    1,033     $     4,472    $    1,876    $   77,524     $   73,474     $  36,184    $  194,563
 Dividends                        142,213         604,669       197,503        34,344              -             -       978,729
 Loans to participants             14,486          83,297        26,436        23,672         10,315      (158,206)            0
 Net realized and unrealized
 appreciation
  (depreciation)                  524,170       2,520,914       557,844       496,452         24,525             -     4,123,905
                              --------------------------------------------------------------------------------------------------
 Total investment income          681,902       3,213,352       783,659       631,992        108,314      (122,022)    5,297,197
Contributions:
 Employer                         132,200         741,720       290,335       161,517         54,574             -     1,380,346
 Participant                      290,484       1,592,834       653,430       338,539        137,115             -     3,012,402
 Rollover                          16,718          75,008        66,865        33,488          4,322             -       196,401
                              --------------------------------------------------------------------------------------------------
Total contributions               439,402       2,409,562     1,010,630       533,544        196,011             -     4,589,149
                              --------------------------------------------------------------------------------------------------
Total additions                 1,121,304       5,622,914     1,794,289     1,165,536        304,325      (122,022)    9,886,346

DEDUCTIONS
Benefits paid to participants     119,412         689,503       199,617       455,212        352,915        26,322     1,842,981
Administrative expenses                 -               -             -        26,974          2,795             -        29,769
Loans to participants              25,578         150,679        58,268        40,392         31,033      (305,950)            0
                              --------------------------------------------------------------------------------------------------
Total deductions                  144,990         840,182       257,885       522,578        386,743      (279,628)    1,872,750
Net transfers (to) from
 other funds                      156,976         359,769        19,625      (461,843)       (74,527)            -             0
                              --------------------------------------------------------------------------------------------------
Increase (decrease) in assets
 available for benefits         1,133,290       5,142,501     1,556,029       181,115       (156,945)      157,606     8,013,596

Assets available for benefits:
 Beginning of year                895,385       7,898,388     2,293,362     2,999,464      1,194,715       296,937    15,578,251
                               -------------------------------------------------------------------------------------------------
 End of year                   $2,028,675     $13,040,889    $3,849,391    $3,180,579     $1,037,770     $ 454,543   $23,591,847
                               =================================================================================================

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

6.  CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND (CONTINUED)


                                      INVESTCO         FIDELITY
                                      STRATEGIC       GROWTH AND              BALANCED     PRINCIPAL     PARTICIPANT
YEAR ENDED DECEMBER 31, 1994       HEALTH SCIENCES      INCOME      JANUS     PORTFOLIO   PRESERVATION      LOANS        TOTAL
Additions                          -------------------------------------------------------------------------------------------------

Investment income:
 Interest                          $    240        $    1,032   $     437    $   92,637     $   73,688      $  22,762    $  190,796
 Dividends                                -           126,477         968        34,118              -              -       161,563
 Loans to participants                7,920            71,505      21,417        29,899         19,728       (150,469)            0
 Net realized and unrealized
  appreciation
  (depreciation)                     13,217           (43,144)    (19,854)     (310,236)       (47,839)             -      (407,856)
                                   ------------------------------------------------------------------------------------------------
 Total investment income             21,377           155,870       2,968      (153,582)        45,577       (127,707)      (55,497)

Contributions:
 Employer                           110,387           709,942     283,640       223,609         76,472              -     1,404,050
 Participant                        234,204         1,471,209     614,529       437,243        176,997              -     2,934,182
 Rollover                            13,551            86,694      45,890        22,821         29,030              -       197,986
                                   ------------------------------------------------------------------------------------------------
Total contributions                 358,142         2,267,845     944,059       683,673        282,499              -     4,536,218
                                   ------------------------------------------------------------------------------------------------
Total additions                     379,519         2,423,715     947,027       530,091        328,076       (127,707)    4,480,721

DEDUCTIONS
Benefits paid to participants        34,003           308,469      78,892        79,326         93,081         12,916       606,687
Administrative expenses                   -                 -          16        28,419          2,461              -        30,896
Loans to participants                13,406           137,971      25,361        41,793         25,904       (244,435)            0
                                   ------------------------------------------------------------------------------------------------
Total deductions                     47,409           446,440     104,269       149,538        121,446       (231,519)      637,583

Net transfers (to) from other
 funds                              (65,095)          295,735      86,686      (265,953)       (51,373)            -              0
                                   ------------------------------------------------------------------------------------------------
Increase in assets available
 for benefits                       267,015         2,273,010     929,444       114,600        155,257       103,812      3,843,138

Assets available for benefits:
 Beginning of year                  628,370         5,625,378   1,363,918     2,884,864      1,039,458       193,125     11,735,113
                                   -------------------------------------------------------------------------------------------------
 End of year                       $895,385        $7,898,388  $2,293,362    $2,999,464     $1,194,715     $ 296,937    $15,578,251
                                   =================================================================================================

           IMMUNEX CORPORATION PROFIT SHARING 401(k) PLAN AND TRUST

7.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated NovemberE30, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

           Line 27a - Schedule of Assets Held for Investment Purposes
                          (EIN:  51-0346580, PN:  001)

                               December 31, 1996


                                                               (b)
                                                    DESCRIPTION OF INVESTMENT                               (d)
                 (a)                            INCLUDING MATURITY DATE, RATE OF          (c)             MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY    INTEREST, PAR OR MATURITY VALUE          COST**          VALUE
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
 Schwab Instl. Advantage Money Fund*            526,396 units                           $   526,396      $   526,396
 Schwab Money Market Fund & Cash*                28,061 units                                28,061           28,061
                                                                                  ----------------------------------
Total cash and cash equivalents                                                             554,457          554,457

Common stock:
 Immunex Stock*                                   7,235 shares                              100,018          141,082

Mutual Funds:
 EuroPacific Growth                             116,053 units                             2,894,494        3,022,015
 Crabbe Huson Core Equity                       220,970 units                             4,212,193        4,165,279
 Dodge & Cox Balanced                            42,286 units                             2,394,037        2,529,578
 Fidelity Growth and Income                     443,988 units                            13,061,062       13,643,757
 PIMCO Total Return                              19,128 units                               195,564          200,849
 Rainier Small/Mid Capital Equity               350,155 units                             6,134,355        6,575,910
                                                                                  ----------------------------------
Total mutual funds                                                                       28,891,705       30,137,388

Participant loans - participants*                                                                 -          542,163
                                                                                  ----------------------------------
Total assets held for investment                                                        $29,546,180      $31,375,090
                                                                                  ==================================

*    Denotes party-in-interest.
** Represents revalued cost. Historical cost information is not available from the Plan trustee.

                                   ABC, Inc.

                  Notes to Consolidated Financial Statements

                              *December 31, 19X5

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                 Line 27d - Schedule of Reportable Transactions
                          (EIN:  51-0346580, PN:  001)

                               December 31, 1996


                                                           PURCHASES                                SALES
                                                         -------------        ------------------------------------------------
    IDENTITY OF PARTY INVOLVED                                                ADJUSTED COST                          NET GAIN
     AND DESCRIPTION OF ASSET                            COST OF ASSET          OF ASSET**        SALE PRICE            (LOSS)
     ------------------------                            -------------        --------------      ----------          --------

Category (iii) - A series of transactions in excess
---------------------------------------------------
of 5% of Plan assets.
--------------------
Fidelity Growth and Income Fund                             $14,118,275          $ 1,057,213      $ 1,052,181          $(5,032)
EuroPacific Growth Fund                                       2,919,563               25,069           25,373              304
Crabbe Huson Core Equity Fund                                 4,724,445              512,252          521,495            9,243
Dodge & Cox Balanced Fund                                     2,634,807              240,769          246,570            5,801
Rainier Small/Mid Capital Equity                              6,425,702              291,348          311,263           19,915
 Fund
Schwab Money Market Fund*                                    27,017,791           27,013,698       27,013,698                0



There were no Category (i), (ii), or (iv) reportable transactions during 1996.
-----------------------------------------------------------------------------

*   Denotes party-in-interest.
** Represents revalued cost. Historical cost information is not available from the Plan trustee.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Immunex Corporation Profit Sharing 401(k) Plan and Trust



Date:  December 17, 1997      /s/ Douglas G. Southern
       -----------------      -----------------------
                              Douglas G. Southern
                              Senior Vice President, Chief Financial Officer
                              and Treasurer



Date:  December 17, 1997      /s/ Kathy Spencer
       -----------------      -----------------
                              Kathy Spencer
                              Vice President, Human Resources



Date:  December 17, 1997      /s/ Michael Mumford
       -----------------      -------------------
                              Michael Mumford
                              Vice President, Manufacturing

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                                 Exhibit Index


       23.1     Consent of Ernst & Young LLP, Independent Auditors